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                            July 10, 2023

       Christopher Ian Edwards
       Chief Executive Officer
       The Flexi Group Holdings Ltd
       Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6
       Changkat Semantan, Bukit Damansara
       50490 Kuala Lumpur, Malaysia

                                                        Re: The Flexi Group
Holdings Ltd
                                                            Amended
Registration Statement on Form F-4
                                                            Filed June 13, 2023
                                                            File No. 333-269739

       Dear Christopher Ian Edwards:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed June 13,
2023

       Prospectus Cover Page, page i

   1.                                                   We reissue comment 3.
Please provide prominent disclosure about the legal and
                                                        operational risks
associated with TGVC's sponsor being based in Hong Kong and the risks associated with Flexi's
operations in Hong Kong. Your disclosure should make clear
                                                        whether these risks
could result in a material change in TGVC's operations and its ability to consummate the
business combination. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to data
                                                        security or
anti-monopoly concerns, have or may impact TGVC's ability to conduct its business, consummate
the business combination, or accept foreign investments. Your
 Christopher Ian Edwards
FirstName  LastNameChristopher
The Flexi Group  Holdings Ltd Ian Edwards
Comapany
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     10, 2023
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         prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Please also separately discuss
         the commensurate laws and regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. Please clearly disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Lastly, disclose how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the
company   s
         ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange,

Inside Front and Outside Back Prospectus Cover Pages, page vi

2. We partially reissue comment 4. Please revise the outside back prospectus cover page to provide the dealer prospectus delivery obligation information as required by
         Item 502(b) of Regulation S-K, as referenced in Item 2 of Form F-4. In addition, please revise the Additional Information section on page 1 to provide the address and phone number for TG Venture Acquisition Corp. for shareholders to obtain the additional information.
Q: What happens if a substantial number of the TGVC Public Stockholders . . . ?, page 18

3. Please revise here, and elsewhere as appropriate, to identify the third party advisors expected to own approximately 3.4% of the outstanding PubCo ordinary shares upon closing of the business combination. Describe the material terms of the issuance, including the price, consideration given, and number of shares, if any, that may be redeemed upon consummation of the business combination. Please also file as an exhibit any subscription agreements or stock purchase agreements entered into in connection with the issuance.
Q: What equity stake will the TGVC Stockholders...?, page 26

4. We partially reissue comment 6. Please expand your tabular disclosure to revise to disclose all possible sources and extent of dilution that public shareholders who elect not to redeem their shares may experience in connection with the business combination.
         Please provide further break down of the PubCo ordinary shares in the second table on page 27 to clearly reflect the percentages for the TGVC Public Stockholders, separately.
         In addition, such dilution should reflect each significant source of dilution, including the potential additional earn-out shares, and the warrants underlying the working capital loans.
Summary, page 29

5.       We reissue comment 7. Disclose each permission or approval that TGVC's sponsor
         is required to obtain from Chinese authorities to operate TGVC's business and to consummate the business combination. State whether TGVC's sponsor is covered by
 Christopher Ian Edwards
The Flexi Group Holdings Ltd
July 10, 2023
Page 3
         permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether all requisite permissions or approvals have been received and whether any permissions or approvals have been denied. Please also describe the consequences to TGVC and its investors if TGVC's sponsor: (i) does not receive or maintain such permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and TGVC's sponsor is required to obtain such permissions or approvals in the future. To the extent you believe such permissions or approvals are not required, please clearly disclose in the summary and clearly disclose how you made such determination.
         To the extent you are relying upon the opinion of counsel, please name counsel and have counsel file a consent, as required by Item 601(b)(23) of Regulation
S-K.
6. In an appropriate place, please discuss the arrangement between Mainland China and the
         Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the
         Prevention of Fiscal Evasion. In revising your disclosure, please also discuss China's Enterprise Tax Law, which imposes a withholding income tax of 10% on
         dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China unless such holding company is registered in Hong Kong or other jurisdictions that have a tax treaty with Mainland China, in which case the tax is 5%.
7. We partially reissue comment 8. Please include the telephone number for TG Venture
         Acquisition Corp., as required by Item 3(a) of Form F-4.
8. We reissue comment 9. We again note the disclosure on page 25 that "Flexi expects that its asset-light growth strategy, whereby it partners with landlords and real estate owners on mutually advantageous joint venture structures rather than entering into traditional lease agreements, will allow it to quickly add new venues with lower capital outlay and financial risk." However, we continue to note the risk factor disclosure on page 46 that
         86% of Flexi   s locations are operated pursuant to leases or hybrid
agreements that include
         some features of a traditional lease. Please revise disclosure throughout the prospectus to clearly reflect the current structuring of the leases each time you discuss your asset-light growth strategy and the joint venture structures. Lastly, please clearly disclose what you mean by "asset-light" and which types of leasing structures you consider asset-light.
Summary of Risk Factors, page 45

9. We partially reissue comment 12. Provide cross-references for each risk factor relating to the risks of operating in Hong Kong to the more detailed discussion of these risks in the
FirstName LastNameChristopher Ian Edwards
       prospectus. In addition, specifically discuss the risk that the Chinese government may
Comapany    NameThe
       intervene       Flexi Group
                  or influence your Holdings
                                    operationsLtd
                                               at any time.
July 10, 2023 Page 3
FirstName LastName
 Christopher Ian Edwards
FirstName  LastNameChristopher
The Flexi Group  Holdings Ltd Ian Edwards
Comapany
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     10, 2023
July 10,
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FirstName LastName
Risks Related to Flexis Operations in Hong Kong, page 58

10. Please revise the risk factor on page 60 discussing the legal and judicial system in China to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in the PRC or Hong Kong, lack of reciprocity and treaties, and cost and time constraints.
Risks Related to TGVC and the Business Combination, page 65

11.      We partially reissue comment 15. Given the Chinese government   s
significant oversight
         and discretion over the conduct of TGVC's business, please revise to highlight separately the risk that the Chinese government may intervene or influence TGVC's operations at any time, which could result in a material change in TGVC's operations and its ability to consummate the business combination and/or the value of the securities you are registering for sale. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Provide risk factor disclosure to explain whether there is any commensurate laws or regulations in Hong Kong which result in oversight over data
         security and explain how this oversight impacts the company   s
business and the offering
         and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Similarly revise the risk factor disclosures regarding Flexi.
12. We partially reissue comment 16. In light of TGVC's sponsor being based in Hong
         Kong, and recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts each of TGVC, and your offering; and to what extent you believe that each of TGVC is compliant with the regulations or policies that have been issued by the
         CAC to date.
13. We reissue comment 17. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
 Christopher Ian Edwards
FirstName  LastNameChristopher
The Flexi Group  Holdings Ltd Ian Edwards
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"Upon consummation of the Business Combination, TGVC's Stockholders will experience dilution . . . .", page 77

14. We note the revisions made in response to comment 18. Please revise or advise, as it appears the percentages do not total to 100%. Such ownership percentages should also reconcile with the disclosure in the tables in the summary and elsewhere.
Risks Related to Investment in a BVI Company and PubCo's Status as a Foreign Private Issuer, page 85

15. We partially reissue comment 19. We continue to note that the disclosure in this risk factor and in the summary state that you may elect or are permitted to follow home country corporate practices. However, the prospectus does not reflect that you intend to elect home country practices until page 205. Please provide clear disclosure in the summary and this risk factor that you intend to follow home country corporate governance practices. Consider providing a cross-reference to the more detailed information on page
         205.
Risks Related to the Redemption, page 86

16. Please revise the first risk factor in this section to reconcile the amounts that would be paid out from the trust funds if the business combination is completed to reflect the loans and advances in the aggregate amount of approximately $5.6 million as of June 9, 2023 from sponsor related parties and TGVC officers and directors. Provide clear disclosure in the risk factor and throughout the prospectus of the total amount that would be paid in loans, fees and other expenses from the trust funds. Also cleary disclose the amount in the trust as of the most recent practicable date.
17. We partially reissue comment 20. Please revise the risk factor on page 87 relating to the excise tax to describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall within the meaning
of    complete
         liquidation    in Section 331 of the Internal Revenue Code.
Enforceability of Civil Liabilities, page 95

18. We partially reissue comment 55. Please clearly identify those officers and directors who are located outside of the United States and where they are located. Please also revise to discuss more specifically the lack of reciprocity and treaties, and cost and time constraints.
Unaudited Pro Forma Condensed Combines Financial Information, page 97

19. We note in your response to comment 21 that financial statements for Common Ground are not provided in this amendment to the registration statement. Please tell us how you applied Rule 3-05 of Regulation S-X in determining that historical financial statements of
         Common Ground are not required.
 Christopher Ian Edwards
The Flexi Group Holdings Ltd
July 10, 2023
Page 6
Opinion of Marshall & Stevens, page 135

20. We note your response to comment 28 and reissue the comment. Please revise to disclose all Flexi financial projections used by Marshall & Stevens. In this regard, we note your reference on page 138 to the Flexi Prospective Financial Information, which you define as
         "the financial projections of Flexi for the years ending December 31, 2022 through
         December 31, 2026, as prepared by Flexi   s management," and which you
state Flexi's
         management provided to Marshall & Stevens. We also note the investor deck filed pursuant to Rule 425 on April 4, 2023, which appears to include revenue projections.
         Refer to Item 4(b) of Form F-4 and Item 1015 of Regulation M-A. To the extent the information on pages 138 and 139 represent the only projections used, please disclose the prior financial results upon which such growth estimates were applied.
21. We note your response to comment 29. Please revise to explain how Flexi's business plan assumptions support a revenue CAGR of 51% through fiscal year 2026, as disclosed on slide 26 of the investor deck file pursuant to Rule 425 on April 4, 2023.
22. Please reconcile the statement on page 19 that the hybrid agreement is the most frequent form of Flexi's landlord partnerships with the risk factor disclosure on page 54 that
         reflects 46.5% of Flexi   s locations are operated pursuant to
traditional leases and 39.5% of
         Flexi   s locations are operated pursuant to hybrid agreements.
Information About TGVC, page 153

23. We reissue comment 36. We note the disclosure on page 156 that "Marcum LLP, our independent registered public accounting firm, and ThinkEquity, the underwriter of the
         IPO, did not execute agreements with us waiving such claims to the monies held in the
         Trust Account." Please quantify the aggregate amount due to parties that did not waive their right to seek repayment from funds in the trust account, here and in your related risk factor.
Enterprise Solutions, page 182

24. We note that you have deployed enterprise solutions with at least three multinational corporate members. However, it appears that your current deal structure does not include any enterprise agreements. Please revise or advise as appropriate. Liquidity, Capital Resources and Going Concern, page 189

25. Please revise to describe all material loans and advances made to TGVC as of the most
FirstName LastNameChristopher Ian Edwards
       recent practicable date, including their material terms. In this regard, we note your
Comapany    NameThe
       disclosure  that Flexi
                        loans Group Holdings
                              and advances fromLtdthe Sponsor Related Parties
and TGVC's officers
July 10,and directors
         2023  Page 6to TGVC totaled approximately $5.6 million as of June 9,
2023.
FirstName LastName
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Comapany
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Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended
December 31, 2021, page 198

26. As previously requested in comments 13 and 14, please revise to describe the extent to which Flexi's results of operations for the periods presented were impacted by COVID-
         19. In this regard, we note the reference to "2 stagnant years as a result of COVID-19 environment" on slide 25 of the investor deck file pursuant to Rule 425 on April 4, 2023.
         Additionally, please revise or advise to reconcile Flexi's consolidated FY2022 revenue of
         $21 million, as disclosed on slide 25, to Flexi's consolidated revenue of $18 million for the year ended December 31, 2022, as disclosed on page 199.
Material Tax Considerations, page 216

27. We note your response to comment 48. Please revise the disclosure on page 223 to attribute the statement that "the Business Combination will qualify as a transaction described in Section 351(a) of the Code" to named counsel. Additionally, it also appears inappropriate to exclude from the scope of the opinion Section 367 and the PFIC rules, as
         Exhibit 8.1 indicates. See Staff Legal Bulletin No. 19, footnote 44 and accompanying text.
         Please revise the opinion of counsel. If counsel is unable to opine on such tax consequences, the prospectus disclosure should state this fact clearly, provide the reason for counsel's inability to opine on a material tax consequence, and discuss the possible alternatives and risks to investors of that tax consequences.
28. Please remove language in the first paragraph on page 217 that the "discussion is for informational purposes only...." Investors are entitled to rely on your disclosure.
29. We partially reissue comment 47. Please significantly revise throughout the prospectus to remove any language that implies the transaction should or intends to qualify as a reorganization and provide more robust disclosure of the resultant risks.
Annex C: Opinion of Marshall & Stevens Transaction Advisory Services LLC, page
C-1

30. We note your response to comment 50. Please revise your prospectus disclosure under the caption "Opinion of Marshall & Stevens" beginning on page 135 to disclose the legal basis for the belief of TGVC and Marshall & Stevens that security holders cannot rely on the opinion to bring state law actions, including to describe any state law authority on such a defense. If no such authority exists, please revise to disclose that: (i) this issue will be resolved by a court, (ii) resolution of this issue will have no effect on rights and responsibilities of the board under state law, and (iii) the availability of such a defense has no effect on the rights and responsibilities of either the TGVC board or Marshall
         & Stevens under the federal securities laws.
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Exhibits

31. We refer to the legal opinion filed as Exhibit 5.2. Please revise to remove any assumptions of material facts underlying the opinion. For example, we note that counsel has assumed that "the terms of the Warrant Certificate and the Warrant Assumption
         Agreement and the issuance of the PubCo Warrants and the PubCo Shares will have been duly established in conformity with the Amended and Restated Memorandum of
         Association and Articles of Association of PubCo as Amended and Restated on March 31,
         2023 (the    Memorandum and Articles   ) so as not to violate any
applicable law or the
         Memorandum and Articles or result in a default under or breach of any agreement or instrument binding upon PubCo, and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over PubCo." See Item
         II.B.3.a. of Staff Legal Bulletin No. 19.
32. Please remove from Exhibit 5.1 the assumption that the Company will have sufficient authorized share capital to effect the issue of any Ordinary Shares and/or Warrant Shares at the time of issuance. Such statement is an inappropriate assumption that goes to the underlying opinion. See Item II.B.3.a. of Staff Legal Bulletin No. 19. General

33. Please be advised that we will not be in a position to declare this registration statement effective until you have resolved all comments on your Exchange Act reports.
         Please refer to the separate comment letter regarding TG Venture Acquisition
         Corp.'s annual report on Form 10-K for the fiscal year ended December 31, 2022.
34. We note that ThinkEquity was the underwriter for the initial public offering of TGVC and it has advised on the business combination transaction with Flexi. Please tell us, with a view to disclosure, whether you have received notice from ThinkEquity about it ceasing involvement in your transaction and how that may impact your deal or the deferred
         underwriting compensation owed to ThinkEquity for the SPAC   s initial
public offering.
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35. We note the June 26, 2023 Form 8-K filed by TG Venture Acquisition Corp. disclosing that the company received a letter from Nasdaq on June 22, 2023 indicating that, based
         upon the closing bid price of the Company   s Class A common stock for
the last 30
         consecutive business days and its number of publicly held shares, the Company no longer meets Nasdaq Listing Rule 5450(b)(3)(C), which requires listed companies to maintain a minimum market value of publicly held shares of at least $15 million.
         Please provide clear disclosure of this and the resultant risks to the company and the merger.
       You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Christopher Haunschild